M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

June 21, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted May 13, 2024
CIK No. 0001637147

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Form S-1”), marked to indicate changes from Amendment No. 3 to the Draft Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2024.

The Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated May 24, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of the Form S-1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted on May 13, 2024

Summary Financial Date, page 12

1.	As the performance conditioned stock options have been forfeited, please explain why your pro forma financial information and capitalization table continue to disclose a pro forma adjustment for stock-based compensation expense associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023, and the performance event-based vesting condition that will be satisfied in connection with this offering. Please revise your disclosures as necessary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 13 in the SUMMARY FINANCIAL DATA section and on page 50 of the CAPITALIZATION section of the Form S-1 to reflect the removal of the performance event-based grants that were forfeited..

Securities and Exchange Commission

June 21, 2024

2.	We note on page F-36 that the KIA loan was converted to NCNV preferred stock in January 2024 which will convert into common shares in connection with the IPO. You also disclose that in March 2024 you obtained additional convertible debt that will also convert into common shares in connection with the IPO. Please revise pro forma net loss per common share, the pro forma balance sheet, as well your capitalization table and dilution disclosures to reflect these transactions. Also, revise your disclosures in footnote 1 on page 12 to indicate that net loss per common share reflects the amounts converted from debt into common shares as opposed to convertible preferred stock.

Response:	In response to the Staff’s comment, the Company has revised the disclosures in the following sections, including footnotes as applicable, of the Form S-1 to address the conversion of the NCNV preferred stock.

Section	Pages
THE OFFERING	11 – 12
SUMMARY FINANCIAL DATA	13
CAPITALIZATION	51 – 52
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	102
PRINCIPAL STOCKHOLDERS	107 – 109
DESCRIPTION OF CAPITAL STOCK	110

Securities and Exchange Commission

June 21, 2024

Consolidated Financial Statement

Note 7. Stock-based Compensation Expense, page F-29

3.	We note your revised disclosures in response to prior comment 4. We are unable to recalculate the $0.27 weighted average grant date fair value of options granted in 2022 using the Black-Scholes inputs you disclose on page F-30. Please explain to us in your response how you determined a fair value of $0.27 and provide us with each of the specific inputs used in the Black Scholes calculation for the 2022 grants.

Response:	In response to the Staff’s comment, the Company acknowledges that there is an error in the reported Weighted Average Exercise Price in the table on page F-30. The correct price is $0.53. Below is the calculation for the fair value of $0.27 of the options granted in 2022. Accordingly, the Company has adjusted its disclosure in Note 7.

Black-Scholes Option Value

FMV	$0.53
Exercise Price	$0.53
Expected Term (years)	5.37
Volatility	54%
Quarterly Dividend Rate	0%
Interest Rate	2.8%

Option Value	$0.27

4.	You disclose in the table on page F-31 that all of the performance conditioned vesting stock options granted in 2022 were forfeited in 2023. Please tell us and revise to disclose what led to the forfeitures in 2023 and tell us whether these stock options were replaced with new stock options.

Response:      In response to the Staff’s comment, the Company advises the Staff that the performance conditioned options granted in 2022 were forfeited in 2023 due to the termination of the event-based performance condition. These options required that the EdtechX merger transaction (the event-based performance condition) be consummated prior to the time the optionee’s service with the Company terminates. No options would vest if the performance condition was not met. As disclosed in various sections of the Form S-1, on “May 16, 2022, we entered into a merger agreement (the “EdtechX Merger Agreement”) with EdtechX Holdings Acquisition Corp II (“EdtechX”), a Special Purpose Acquisition Company. Subsequently, on June 21, 2023, the EdtechX Merger Agreement was terminated by EdtechX.” This forfeiture has been further disclosed in Note 7 to the CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022.In March 2024, the Company granted employees and members of the Board of Directors stock options to purchase a total of 5,028,756 shares of common stock. The stock options have varying vesting periods ranging from immediate at time of the grant to three years from grant date or service start date, are exercisable at $2.57 per share and have an expiration period of 10 years. These options are included in Note 7 to CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023.

Securities and Exchange Commission

June 21, 2024

Note 14. Subsequent Events, page F-36`

5.	We note that in April 2024, you granted stock options to purchase a total of 5,028,756 common shares, which have varying vesting periods ranging from immediate at time of the grant to three years from grant date or service start date. Please tell us the weighted average grant date fair value of these options, the fair value of the underlying common stock, each of the Black-Scholes inputs used in your valuations, and whether such awards contain a performance condition based on an IPO. Also, revise to disclose the amount of estimated stock-based compensation expense that will impact your future financial statements. Refer to ASC 855-10-50-2(b).

Response:      In response to the Staff’s comment, the Company has provided CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023 in the Form S-1 beginning on page F-6 that includes the requested information in Note 7. Please note that the prior draft of Note 7 incorrectly stated the grant date as April 2024. The correct date was March 2024.

*       *       *

Securities and Exchange Commission

June 21, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Form S-1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.